Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP ANNOUNCES THE AMENDMENT, PARTIAL REPAYMENT,

EXTENSION AND REPRICING OF ITS TERM LOANS

Valcourt, Quebec, October 1, 2025 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) announced today that it successfully amended, extended and repriced a substantial portion of its term loan facility, reducing long-term debt by U.S. $200 million and extending the maturity of U.S. $265 million of debt from 2027 to 2029 and 2031. At the same time, the Company effectively reduced the average interest rate of its term facility.

“Proactively addressing our debt maturities continues to be an important strategy to preserve a strong balance sheet. The extended maturities, and the associated repayment of a portion of our long-term debt, further increase our financial flexibility to operate and invest in our long-term growth, while reinforcing our commitment to robust capital allocation practices,” said Sébastien Martel, Chief Financial Officer of BRP.

As part of this amendment, the Company prepaid the entirety of the U.S. $465M Term Loan B-1 due May 2027, using available liquidity, an effective upsize of U.S. $88 million of the Term Loan B-2 due December 2029, and an effective upsize of U.S. $177 million of the existing Term Loan B-3 due January 2031. Concurrently, the Company successfully repriced its outstanding term loans.

Pursuant to this repricing, the applicable interest rate on the Term Loan B-2 and B-3 tranches was reduced by 50 basis points, from a rate of Term SOFR plus 2.75% to a rate of Term SOFR plus 2.25%. The other terms and conditions remain substantially the same, including the maturity dates of December 13, 2029 and January 22, 2031, respectively. All loans outstanding under the Term Loan B facility remain exempt of financial covenants.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines. Headquartered in Quebec, Canada, BRP had annual sales of CA$7.8 billion from over 130 countries and employed approximately 16,500 driven, resourceful people as of January 31, 2025.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Quintrex and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Émilie Proulx	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com